legal & compliance, llc

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

March 12, 2013

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Compliance Systems Corporation
Amendment No. 2 to Form 8-K
Filed February 27, 2013
File No. 000-54007

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Compliance Systems Corporation (the “Registrant”) Amendment No. 3 to the above-referenced Form 8-K. This Amendment No. 3 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Barry Brookstein dated February 28, 2013. We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Item 1. Business, page 4

Boyle Media Limited, page 7

Comment 1: Please supplement the information added in response to comments 5 and 6 from our letter dated January 29, 2013 to accurately disclose the date of the White Label Services Agreement and to disclose that Boylesports may immediately terminate the agreement if it “considers the partnership to be commercially inviable.” Refer to clause 15.3 of Exhibit 10.5. In your response please explain why Mr. Gregory Trautman signed the agreement on behalf of Seniemac Limited as opposed to one of your officers or directors.

If Messrs. Trautman and Kessler are considered promoters, please provide Item 401 of Regulation S-K information for them.

Response 1: The date of the White Label Services Agreement has been included as requested and additional disclosure regarding Boylesports termination rights under clause 15.3 and 15.2.3.

With regard to staff’s request for explanation of why Mr. Trautman signed the White Label Agreement the Company has advised us that he is a director of Seaniemac and was authorized by the Board of Directors of Seaniemac to sign this agreement on behalf of Seaniemac. Neither of Messrs. Trautman or Kessler are members of the Board of Directors of Seaniemac’s parent company.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 12, 2013

The Company does not believe that by serving as two out of four members of the Board of Directors of Seaniemac, Messrs. Trautman and Kessler are properly classified as a “promoter” as that term is defined in Rule 405 of the Securities Act of 1933, as amended (“Rule 405”). The reason for the Company’s conclusion is as follows:

The term “promoter” under Rule 405 is defined as:

i. Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

ii. Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. …

A common element in the definition of a promoter in Sections 1(i) and (ii) under Rule 405 is a requirement that a person be involved in “founding and organizing of the business of an issuer” as indentified in the excerpt of Rule 405above in noted in bold and underlined.

The Seaniemac Board of Directors consists of four members, Robert Kessler, Greg Trautman, Sean McEniff and Shane O’Driscoll . The Company’s business, through its subsidiary Seaniemac, involves the development of an online sports and casino wagering web-based platform. Seaniemac was founded in December 2011 by Sean McEniff and Shane O’Driscoll and who are instrumental in its day to day operations. These individuals created the idea for Seaniemac’s business, Mr. McEniff developed the name, and they have been and continue to be responsible for Seaniemac’s day to day management, operations and ultimate success since its founding in 2011. In addition, Mr. McEniff currently owns a 10% interest in Seaniemac and Mr. O’Driscoll owns a 10% interest in Seaniemac after RDRD’s acquisition of a 70% interest in that company. The role provided by Messrs. Trautman and Kessler, while valuable, is more strategic in nature as the company looks to expand and did not involve the ultimate decision on whether to proceed with the formation of Seaniemac.

For these reasons, Messrs. Trautman and Kessler are not properly classified as a “promoter” as that term is defined in Rule 405.

Comment 2: Please explain how Boyelesports will be able to offer the streaming of live Gaelic Games given your prior disclosure that “Jenningsbet has exclusive rights with Setanta Sports, the Irish television network that airs Gaelic Games, which is intended to allow Seaniemac to stream live Gaelic Games worldwide via the Seaniemac website and mobile app.”

Response 2: Boyelesports will not be able to offer streaming of live Gaelic Games at this time.  Accordingly, the Company removed all references to its initial plans to feature on-line betting on Gaelic Games in Amendment No. 3

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 12, 2013

Consulting Fees, page 9

Comment 3: Please revise the restored disclosure provided in response to comment 2 from our letter dated January 29, 2013 to update that information through the period ended September 30, 2012. In addition, explain the purpose of these consulting fees. For example, explain, if accurate, that these fees are in lieu of employee salaries.

Response 3: The Company has revised its disclosure on page 9 to reflect the September 30, 2012 consulting fees paid to Seaniemac shareholders and the purpose of these payments as requested.

Item 2. Financial Information, page 26

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 26

Comment 4: The disclosure added in response to comment 9 from our letter dated January 29, 2013 does not adequately address the nature of outstanding liabilities and the company’s ability to meet those obligations. Please disclose and quantify each material outstanding financial obligation and discuss the respective terms. In this regard, we note that current liabilities totaled $1,834,229 as of September 30, 2012. Discuss your ability to meet these financial obligations and management’s plan to overcome any shortfall.

Response 4: The Company has revised its disclosure on page 28 to reflect the current amount of the debt outstanding after issuance of securities and its need to renegotiate payment terms with its creditors or seek additional financing. The Company has also included disclosure reflecting the difficulties it may have in obtaining such additional financing.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

COMPLIANCE SYSTEMS CORPORATION

/s/ Barry M. Brookstein
By: Barry M. Brookstein
Title: Chief Executive Officer
Chief Financial Officer

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832